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October 17, 2016

Via EDGAR

Bruce MacNeil
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Securities, LLC, et al. Exemptive Application File No.: 812-14542

Dear Mr. MacNeil:

On behalf of ALAIA Market Linked Trust (the “Trust”) and Beech Hill Securities, Inc. (“BHSI,” and, together with the Trust, the “Applicants”), on October 14, 2016 we submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced application (referred to herein for ease of reference as the “Amendment”).  The Amendment incorporates responses to comments transmitted by the Staff to us in a series of phone calls during the month of September 2016.  Unless otherwise noted, capitalized terms have the same meaning as in the Amendment.

We identify in bold the Staff’s comment.  Page number references in our responses refer to the Amendment.

1.	On page 3, footnote 1, please delete “‘including, but not limited to, Alaia Securities, LLC.’” Alaia Securities, LLC, an entity apparently unaffiliated with BHSI, cannot rely on the order in the future because BHSI cannot ensure that an unaffiliated entity would comply with the representations and conditions of the order. If this is not accurate, please explain the relationship between Alaia Securities, LLC and BHSI.

Response:  The Applicants have revised the Amendment by deleting “including, but not limited to, Alaia Securities, LLC.”

2.	On page 3, in the second paragraph under the heading “The Trust,” please replace the defined term “Derivatives” with “FLEX Options.” In addition, please replace all references to Derivatives in the application with references to “FLEX Options.”

Response:  The Applicants have revised the Amendment to reflect this change.

Bruce MacNeil
U.S. Securities and Exchange Commission
October 17, 2016

3.	On page 4, third paragraph, please expand the discussion of how redemption prices will be calculated in the absence of a secondary market if a Series must sell FLEX Options to meet redemption requests.

Response:  The Applicants have revised the disclosure consistent with the Staff’s comment.

4.	On page 20, first paragraph under the heading “Exemption from the Provisions of Section 14(a),” please clarify that any FLEX Options used by a Series will have expiration dates that terminate at a Series’ maturity date and conform the list of possible investments to the list used previously in the description of the Trust. Please also confirm in a footnote that Registrants understand that any relief from the provisions of Sections 14(a) and 19(b) and Rule 19b-1 included in the Order will not extend to any Series that intends to hold a derivative security other than FLEX Options. Confirm that if a Series wishes to use a derivative security other than FLEX Options, Registrants will seek amended exemptive relief.

Response:  The Applicants have revised the disclosure consistent with the Staff’s comment.
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We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

 /s/ Kelley A. Howes

Kelley A. Howes

cc:	Daniele Marchesani, Branch Chief
Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Bradley Berman
Matthew J. Kutner